AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS
CHARTER

Organization

There shall be a committee of the board of directors (the “Board”) of Pacific Booker Minerals Inc. (“CFO”) known as the Audit and Finance Committee (the “Committee”). This charter shall govern the operations of the Committee.

Membership and Qualifications

The membership of the Committee shall be appointed by the Board and shall consist of at least three directors, the majority of whom will be non-officers (the “Independent Directors”).

Each independent member of the Committee shall be, while at all times a member of the Committee, free of any relationship that, in the opinion of the Board, would interfere with the member’s individual exercise of independent judgment.

Each member of the Committee shall be, while at all times a member of the Committee, generally knowledgeable in financial and auditing matters, specifically possessing the ability to read and understand fundamental financial statements including CFO’s balance sheet, statement of operations and statement of cash flows.

The Board shall appoint one member of the Committee as chair. The chair shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board. The chair will also maintain regular liaison with CFO’s Chief Executive Officer, Chief Financial Officer and lead independent audit partner.

Role

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of CFO’s financial statements, and the legal compliance and ethics programs of CFO as established by management and the Board shall also perform any other related duties as directed by the Board. In fulfilling this role, the Committee is expected to maintain free and open communications with the independent auditor and management of CFO and shall meet at least once each quarter.

While the Committee has the responsibilities and powers set forth below in this charter under the headings “Authority” and “Responsibilities and Processes”, it is not the duty of the Committee to conduct audits or to determine that CFO’s financial statements are fairly presented and are in accordance with generally accepted accounting principles. Management is responsible for the preparation of financial statements in accordance with generally accepted accounting principles. It is the role of the independent auditor to audit the financial statements.

Authority

The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of CFO. The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties. CFO shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for CFO and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out it duties.

Responsibilities and Processes

The Committee’s primary responsibilities include:

•

Overseeing CFO’s financial reporting process on behalf of the Board and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of CFO’s independent auditor and establishing the compensation to be paid to the independent auditor. CFO’s independent auditor shall report directly to the Committee

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by CFO’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services as may be amended from time to time.

•

Overseeing CFO’s system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of CFO’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to react more effectively to changing conditions and circumstances. The Committee shall take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices and ethical behaviour.

The following shall be the principal recurring processes of the Committee relating to its oversight responsibilities. These processes are set forth as a guide, with the understanding that the Committee may supplement them as appropriate and is not intended be a comprehensive list of all the actions that the Committee will take in discharging its duties. These processes are:

•

Discussing with the independent auditor the objectivity and independence of the auditor and any relationships that may impact the auditor’s objectivity or independence and receiving from the independent auditor disclosures regarding its independence and written affirmation that the independent auditor is in fact independent, and taking any action, or recommending that the Board take appropriate action to oversee the independence of the independent auditor.

•

Overseeing the independent auditor relationship by discussing with the auditor the nature and scope of the audit process, receiving and reviewing audit reports, and providing the auditor full access to the Committee to report on any and all appropriate matters. The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditor.

•

Discussing with the independent auditor and CFO’s financial and accounting personnel, together and in separate sessions, the adequacy and effectiveness of the accounting and financial controls of CFO and eliciting recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures may be desirable.

•

Providing sufficient opportunity for the independent auditor to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditor’s evaluation of CFO’s financial and accounting personnel and the cooperation that the independent auditor received during the course of the audit.

•

Discussing with management their review of the adequacy of CFO’s disclosure controls and procedures, the effectiveness of such controls and procedures and any findings following such review.

•

Reviewing CFO’s system to monitor, assess and manage risk and legal and ethical compliance program.

•

Reviewing and discussing with management and the independent auditor prior to the filing of CFO’s annual report:

1.

CFO’s annual financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis.

2.

The selection, application and effects of CFO’s critical accounting policies, practices and the reasonableness of significant judgements and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material, current or future, effect on the financial condition of CFO.

5.

Any material written communications between the independent auditor and management.

6.

The independent auditor’s audit of the financial statements and its report thereon.

7.

Any significant finding and recommendations of the independent auditor and management’s responses thereto.

8.

Any significant changes in the independent auditor’s audit plan.

9.

Any serious difficulties or disputes with management encountered during the course of the audit.

10.

Any related significant findings and recommendations of the independent auditor together with management’s responses thereto.

11.

Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

?

Preparing a report to be included in CFO’s Information Circular that states the Committee has:

1.

Analyzed and discussed the audited financial statements with management;

2.

Discussed with the independent auditor the auditor’s independence;

3.

Considered the audit and non-audit services provided by the independent auditor, and the fees paid for such services; and

•

The Committee shall review in advance all announcements of interim and annual financial results, as well as any periodic guidance to be publicly released by CFO and discuss such announcements with management and the independent auditors.

•

Reviewing and discussing with management and the independent auditor prior to the filing of CFO’s Quarterly Report:

1.

CFO’s interim financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis?

2.

The selection, application and effects of CFO’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition of CFO.

•

Reviewing and either approving or disapproving al related party transactions.

•

Submitting the minutes of all meetings of the Committee to, or discussing the matters discussed at each committee meeting with, the Board

•

Reviewing and assessing the adequacy of this charter annually and recommend any proposed changes to the Board for its approval

•

The Chairman of the Committee, or another Committee member designated by the Chairman, is authorized to act on behalf of the Committee with respect to required Committee responsibilities which arise between regularly scheduled Committee meetings, with the independent auditors and management, as well as the pre-approval of non-audit services provided by the independent auditors, as necessary, as contemplated by the Committee’s policies. Any such pre-filing discussions and pre-approvals shall be reported to the Committee at a subsequent meeting.

Approved by the Pacific Booker Minerals Inc. Board of Directors

Date: